Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. OPENS CANADA’S LARGEST RENEWABLE NATURAL GAS FACILITY

Converting landfill gas to natural gas demonstrates our commitment to innovation and carbon reduction

Terrebonne, Quebec – March 13, 2015 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) today celebrated the official opening of its renewable natural gas facility, the largest of its kind in Canada and one of the largest in North America. The facility located in Terrebonne, Quebec, near Montreal, is converting landfill gas to natural gas which is then delivered to the TransCanada pipeline network, via an injection point adjacent to the landfill site.

The facility is designed to process approximately 10,000 cubic feet per minute of incoming landfill gas. The gas generated at the site is the equivalent of fueling 1,500 trucks for 20 years.  The new plant will also result in the avoidance of greenhouse gas emissions of approximately 1.2 million tonnes of carbon dioxide over a 10-year period.  Landfill gas is recognized as a renewable energy source by regulators across North America.

“We are extremely proud to open this renewable natural gas facility and convert naturally occurring landfill gas into a renewable energy source that is an alternative to fossil fuels,” said Mr. Dan Pio, Executive Vice President, Strategy and Business Development, Progressive Waste Solutions Ltd. “Our investment in this facility, along with the investment we are making to convert certain portions of our collection fleet to compressed natural gas (“CNG”) from diesel fuel, demonstrates our commitment to environmentally sustainable practices as well as reducing our carbon footprint.”

The development and construction of the facility cost approximately $44 million (CAD) and created about 100 development and construction jobs and five operational jobs. “We are extremely pleased this innovative facility was developed with the support of the local business community,” said Mr. Yves Normandin, Vice-President of the Quebec operating subsidiary of Progressive Waste Solutions.

From BFI Canada to Vision Enviro Progressive
At the plant opening, the Company also unveiled the rebranding of BFI Canada to Vision Enviro Progressive in Quebec. In addition, the landfill formerly known as BFI Usine de Triage Lachenaie has been renamed Complexe Enviro Progressive. “Just as we are transforming landfill gas to green energy, our Company is also changing and evolving. The opening of this new facility is the perfect opportunity to reveal our new corporate identity, which conveys our commitment to finding innovative, environmentally responsible, and sustainable waste management solutions,” Mr. Normandin pointed out.
Both of these changes will be effective as of April 1, 2015.

Reduced dependence on fossil fuels
“Today’s announcement is a remarkable example of energy innovation, one that will have far-reaching effects for Quebec. Rather than simply burning off landfill gas, it will be transformed into green, renewable energy that will replace up to 350,000 barrels of oil per year. I congratulate the company for meeting this significant technological challenge while still complying with the strictest standards in North America for injecting natural gas into a gas grid,” stated Quebec’s Minister of Energy and Natural Resources, Minister responsible for Plan Nord, and Minister responsible for the Lanaudiere region, Mr. Pierre Arcand.

“In addition to helping revitalize our economy, technological innovation and knowhow are key factors to finding solutions for the environmental challenges we face, especially in the context of climate change. We encourage Vision Enviro Progressive to continue its efforts and to help transition toward a greener society. Together, we must continue to innovate in order to ensure our children’s quality of life,” added Mr. David Heurtel, Quebec’s Minister of Sustainable Development, Environment and the Fight against Climate Change.

“Vision Enviro Progressive’s contribution to the region’s economy is undeniable. Local expertise and contractors were used to build the plant, which posed numerous challenges because it was done in the middle of winter,” declared Terrebonne Mayor and prefect of the MRC Les Moulins, Mr. Jean-Marc Robitaille.

A Commitment to Reducing Carbon Emissions
Progressive Waste Solutions has a long record of environmentally responsible waste management. The Complexe Enviro Progressive’s renewable natural gas facility is the third plant where the Company’s landfill gas is being converted to natural gas. Two of Progressive Waste Solutions’ sites, one in Texas and one in New York, are supplying landfill gas to conversion facilities owned by third parties. The Complexe Enviro Progressive facility is the first to be built and operated by Progressive Waste Solutions.

In addition, Progressive Waste Solutions converts landfill gas into electricity at several of its landfills including its Complexe Enviro Progressive site, the Seneca Meadows Landfill in New York, the Blue Ridge Landfill in Pennsylvania, the Turkey Creek Landfill in Texas and its Champ Landfill in Missouri.  Collectively these facilities generate enough energy to power more than 32,000 homes. The landfill gas-fuelled power generating facilities produce 25 megawatts of electrical power, 24 hours a day, 365 days per year. It would require 200,000 barrels of oil to produce the same amount of power each year.

Complexe Enviro Progressive is the home of the first biogas-fuelled electric power plant in Quebec. Opened in 1996, it produces enough electricity to power 2,500 homes per year and will continue to provide a renewable energy source for the local community. This facility won the 1997 Énergia award in the Environment category.

Progressive Waste Solutions also operates the largest fleet of collection trucks powered by CNG in the Canadian waste and recyclables collection industry. Currently, it operates approximately 200 CNG powered vehicles in Canada and through its normal replacement of its fleet is on track to have up to 55% of the total number of vehicles it replaces annually in Canada and the U.S. fuelled by CNG.

Caution regarding forward looking statements
Comments in this press release are subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company's Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision. This press release contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements can generally be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "goals," "intend," "intent," "belief," "may," "plan," "foresee," "likely," "potential," "project," "seek," "strategy," "synergies," "targets," "will," "should," "would," or variations of such words and other similar words. Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions. These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company's Management Discussion and Analysis. We caution that the list of factors is illustrative and by no means exhaustive. In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this press release are qualified by these cautionary statements. The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.  To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Quebec Media:
Diane Jeannotte / Diep Truong
Tel.: 514 772-8019 / 514 436-2121
Email: dianej@djcom.ca / diep@exergue.ca

Progressive Waste Solutions Ltd.
Investor Relations:
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  905 532-7517
Email: chaya.cooperberg@progressivewaste.com

Media:
Wes Muir
Director, Public and Government Relations
Tel: 905 532-7619
Mobile: 416 454-1518
Email: wes.muir@progressivewaste.com